Jefferies LLC 520 Madison Avenue New York, New York 10022	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010	BMO Capital Markets Corp. 3 Times Square, 24th Floor New York, New York 10036	UBS Securities LLC 1285 Avenue of the Americas 10th Floor New York, New York 10019

VIA EDGAR

July 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

                 Celeste Murphy

Re:	Candel Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-257444

Dear Mr. Gessert and Ms. Murphy,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 2,000 copies of the preliminary prospectus included in the above-named registration statement (the “Registration Statement”) were distributed during the period July 16, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Candel Therapeutics, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on July 26, 2021, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Matt Kim
Name: Matt Kim
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name: Rebecca Kotkin
Title: Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi
Title: Managing Director

By:	UBS SECURITIES LLC

By:	/s/ Arun Master
Name: Arun Master
Title: Managing Director

By:	UBS SECURITIES LLC

By:	/s/ Christian Parrish
Name: Christian Parrish
Title: Director

[Signature Page to Acceleration Request Letter]